Exhibit (b)(2)

August 23, 2016

MRSK Hold Co.

c/o Mill Road Capital Management LLC

382 Greenwich Avenue, Suite One

Greenwich, CT 06830

Attn: Mr. Thomas Lynch

Re:	Commitment Letter for Acquisition of Skullcandy, Inc.

Dear Sir:

Reference is made to the Agreement and Plan of Merger, dated as of the date hereof (including all schedules, exhibits and annexes thereto, the “Merger Agreement”), by and among MRSK Hold Co., a Delaware corporation (“Parent”), MRSL Merger Co., a Delaware corporation and wholly-owned subsidiary of Parent (“Acquisition Sub”), and Skullcandy, Inc., a Delaware corporation (the “Company”), pursuant to which Acquisition Sub will commence a tender offer for the Company’s capital stock (the “Offer”), followed promptly by a merger of Acquisition Sub with and into the Company pursuant to Section 251(h) of the Delaware General Corporation Law (the “Merger”). This commitment letter is being delivered to Parent to induce the Company to enter into the Merger Agreement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Merger Agreement.

1. Commitment. Mill Road Capital II, L.P. (“Sponsor”) hereby commits, subject to the terms and conditions set forth herein, that, upon the Acceptance Time and at the Closing (as applicable), it shall purchase, or shall cause the purchase of, equity interests of Parent for an aggregate amount equal to the total amount resulting from (a) (i) the aggregate amount that Acquisition Sub becomes obligated to pay for any Company Shares that Acquisition Sub becomes obligated to purchase at the Acceptance Time (the “Offer Consideration”) , subject to all terms and conditions of the Offer, plus (ii) the aggregate amount of the Exchange Fund, plus (iii) the aggregate amount of the payment obligations of the Surviving Corporation under Sections 3.7(d) and 3.7(e) of the Merger Agreement, minus (b) $75 million (representing a portion of anticipated Debt Financing), minus (c) $10.4 million (representing a portion of the Company’s anticipated cash and short term marketable securities as of the Effective Time) (collectively, the “Commitment”), solely for the purpose of funding, and to the extent necessary to fund, a portion of the aggregate Offer Consideration and Merger Consideration pursuant to and in accordance with the Merger Agreement, together with related expenses; provided, that Sponsor shall not, under any circumstances, be obligated to contribute to, purchase equity or debt of, or otherwise provide funds to Parent or Acquisition Sub in any amount in excess of the Commitment. Sponsor may meet its obligation to fund the Commitment directly or indirectly through one or more of Sponsor’s Affiliates, or together with certain other Persons that are “accredited investors” (as such term is defined

382 Greenwich Avenue, Suite One, Greenwich, CT 06830 (203) 987-3500

MRSK Hold Co.

August 23, 2016

under Rule 501 of Regulation D, as promulgated by the Securities and Exchange Commission pursuant to the Securities Act), as selected by Sponsor, in its sole discretion. The amount of the Commitment to be funded under this commitment letter simultaneous with Acceptance Time or the Closing (as applicable) may be reduced in an amount specified by Parent but only to the extent that Parent has consummated the Offer or the Closing (as applicable) as contemplated by the Merger Agreement with Sponsor contributing, or causing to be contributed in accordance with this Section 1, less than the full amount of the Commitment.

2. Use of Proceeds. The proceeds of the Commitment financing will be used by Parent to provide a portion of the funds needed to pay for any Company Shares that Acquisition Sub becomes obligated to purchase at the Acceptance Time pursuant to the Offer, to consummate the Merger and to pay transaction expenses in connection with the Merger (including reimbursement of Sponsor for all such expenses incurred by Sponsor). If and to the extent that all such funding and expense commitments are satisfied, any remaining proceeds may be used for general working capital.

3. Conditions. Sponsor’s funding of the Offer Consideration shall be subject to (a) the execution and delivery of the Merger Agreement by the Company, and (b) the satisfaction or waiver at the Acceptance Time of each of the conditions to the Offer contemplated by the Merger Agreement (including, without limitation, the satisfaction of the Minimum Condition). Sponsor’s funding of the Merger Consideration shall be subject to the satisfaction or waiver at the Closing of each of the conditions to Parent’s and Acquisition Sub’s obligations to consummate the Merger contemplated by the Merger Agreement. Parent acknowledges and agrees that Sponsor may, at its sole discretion, fund a portion of the Commitment through any financing sources available to it at the applicable time, including any Debt Financing (or alternative debt financing) to be obtained in connection with the transactions contemplated by the Merger Agreement.

4. Sponsor Guarantee. Concurrently with the execution and delivery of this commitment letter, Sponsor is executing and delivering to the Company a Sponsor Guarantee (the “Sponsor Guarantee”).

5. Enforceability. This commitment letter may only be enforced by Sponsor and Parent at the direction of Sponsor. Parent’s creditors shall have no right to enforce this commitment letter or to cause Parent to enforce this commitment letter. This commitment letter may not be specifically enforced.

6. Termination. The obligation of Sponsor to fund the Commitment will terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Closing, at which time the Sponsor’s obligation hereunder will be fulfilled, and (c) the Company or any of its Affiliates, directly or indirectly, asserting a claim against Sponsor, Parent or Acquisition Sub or any of the Non-Recourse Parties (as defined in Section 14, below) under the Sponsor Guarantee or in connection with the Merger Agreement or any of the transactions contemplated thereby.

MRSK Hold Co.

August 23, 2016

7. No Modification; Entire Agreement. This commitment letter may not be amended, modified or supplemented except by an agreement in writing signed by Parent and Sponsor. This commitment letter, together with the Sponsor Guarantee, constitutes the sole and entire agreement of Sponsor or any of its Affiliates, on the one hand, and Parent or any of its affiliates, on the other, with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this commitment letter and the body of the Sponsor Guarantee, the statements in the body of the Sponsor Guarantee shall control as between Sponsor and the Company, but the statements in this commitment letter shall otherwise control as between Sponsor and Parent or Acquisition Sub.

8. Parties in Interest; Third Party Beneficiaries. This commitment letter is for the sole benefit of and shall be binding upon Parent and Sponsor and their respective successors and permitted assigns. Nothing in this commitment letter, express or implied, is intended to or shall confer upon any person other than Parent and Sponsor any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this commitment letter, including, without limitation, the Company.

9. Governing Law; Submission to Jurisdiction; Venue. This commitment letter shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.

Any legal suit, action or proceeding arising out of, based upon or relating to this commitment letter or the transactions contemplated hereby shall be instituted in the federal courts of the United States of America located in the State of Delaware or the courts of the State of Delaware, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by certified mail in accordance with Section 7 of the Sponsor Guarantee, with respect to Sponsor, and Section 10.2 of the Merger Agreement, with respect to Parent or to Parent’s address set forth on the first page of this commitment letter (or to such other address that may be designated by the receiving party from time to time in accordance with this section) shall be effective service of process for any suit, action or other proceeding brought in any such court.

The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

10. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS COMMITMENT LETTER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH

MRSK Hold Co.

August 23, 2016

SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS COMMITMENT LETTER OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11. No Assignment. The commitment evidenced by this commitment letter shall not be assignable by Parent without Sponsor’s prior written consent, and the granting of such consent in a given instance shall be solely in the discretion of Sponsor and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment. Except as expressly permitted in Section 1 hereof, no transfer of any rights or obligations hereunder by Sponsor shall be permitted without the consent of Parent. Any purported assignment of this commitment in contravention of this Section 11 shall be void.

12. Counterparts. This commitment letter may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this commitment letter delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this commitment letter.

13. Confidentiality. This commitment letter shall be treated as confidential and is being provided to Parent solely in connection with the Merger. This commitment letter may not be used, circulated, quoted or otherwise referred to in any document, except with the written consent of Sponsor and Parent. The foregoing notwithstanding, this commitment letter shall be provided to the Company and the Company and the undersigned may disclose the existence of this commitment letter to (a) its affiliates and representatives and (b) to the extent required by law, the applicable rules of any national securities exchange or in connection with any securities regulatory agency filings relating to the Merger.

14. No Recourse. Notwithstanding anything that may be expressed or implied in this commitment letter or any document or instrument delivered in connection herewith, and notwithstanding the fact that Sponsor may be a partnership, by its acceptance of the benefits of this commitment letter, Parent acknowledges and agrees that no person other than Sponsor and Parent has any obligations hereunder and that no recourse shall be had hereunder or under any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, against, and no personal liability shall attach to Non-Recourse Party through Parent, Acquisition Sub or otherwise, whether by or through attempted piercing of the corporate veil, by or through a claim by or on behalf of Parent against any Non-Recourse Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise. Recourse against Sponsor pursuant to this commitment letter shall be the sole and exclusive remedy of Parent and all of its affiliates against Sponsor and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby. For purposes of this commitment

MRSK Hold Co.

August 23, 2016

letter, “Non-Recourse Parties” means any former, current or future equity holder, controlling person, director, officer, employee, agent, affiliate, member, manager, general or limited partner, or assignee of Sponsor, Parent or Acquisition Sub or any former, current or future equity holder, controlling person, director, officer, employee, agent, affiliate, member, manager, general or limited partner, or assignee of any of the foregoing (other than the Parent or Acquisition Sub to the extent provided in the Merger Agreement).

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

MILL ROAD CAPITAL II, L.P., by Mill Road Capital II GP LLC, its General Partner

By

Name:	SCOTT SCHARFMAN
Title:	MANAGEMENT COMMITTEE DIRECTOR

Agreed to and accepted:

MRSK HOLD CO.

By

Name:	Scott P. Scharfman
Title:	Vice President

[Signature Page to Equity Commitment Letter]